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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                             -----------------

                               SCHEDULE 14D-9
                               (Rule 14d-101)


        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 2)
                             -----------------

                       OFFICIAL PAYMENTS CORPORATION
                         (Name of Subject Company)

                       OFFICIAL PAYMENTS CORPORATION
                    (Name of Person(s) Filing Statement)
                             -----------------

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)
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                                676235 10 4
                   (CUSIP Number of Class of Securities)
                             -----------------

                             Mitchell H. Gordon
                   Senior Vice President, General Counsel
                       Official Payments Corporation
                           Three Landmark Square
                          Stamford, CT 06901-2501
                               (203) 356-4200
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
                             -----------------
                              With a copy to:

                           Eric J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

     /_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         Official Payments Corporation, a Delaware corporation (the
"Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on June 11, 2002, as amended by Amendment No. 1 thereto filed with the SEC on June 26, 2002 (the "Schedule 14D-9"), with respect to the tender offer (the "Offer") by Kingfish Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Tier Technologies, Inc., a Delaware corporation ("Parent'), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company ("Common Stock") at a price of $3.00 per share, net to the selling stockholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and the related Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 2.  Identity and Background of Filing Person.

         Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the first paragraph under the section captioned "Tender Offer":

         "On July 10, 2002, Parent issued a press release announcing the extension of the expiration date of the Offer until 5:00 p.m., New York City time, on July 24, 2002. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on July 9, 2002. Also on July 10, 2002, Parent issued a press release indicating that, based on information provided by Mellon Investor Services LLC, the Depositary for the Offer, as of 12:00 midnight, New York City time, on July 9, 2002, (i) approximately 82 percent of the outstanding shares of Common Stock had been tendered and not withdrawn (not including shares to be delivered pursuant to guaranteed delivery procedures) and (ii) in excess of 90 percent of the outstanding shares of Common Stock had been tendered and not withdrawn if guaranteed shares are included. Copies of the aforementioned two press releases of Parent are attached as Exhibits (a)(5)(E) and (a)(5)(F), respectively, to Amendment No. 4 to the Schedule TO. Based on the Company's understanding that all conditions to the Offer were satisfied prior to the initial expiration of the Offer, in accordance with the terms of the Merger Agreement, the Company believes that Parent is deemed to have waived all of the conditions to the Offer other than the condition that there be validly tendered and not withdrawn immediately prior to the expiration of the Offer that number of shares of Common Stock which represents at least a majority of the shares of Common Stock outstanding on a fully-diluted basis."




                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   By: /s/ Thomas R. Evans
                                       ----------------------------------------
                                         Name: Thomas R. Evans
                                         Title:   Chairman and Chief Executive
                                                  Officer

Dated: July 11, 2002